July 5, 2011
Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 1 to Schedule 13E-3 filed June 27, 2011
File No. 005-81651
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed June 27, 2011
File No. 000-51771
Dear Ms. Ravitz:
     On behalf of SMART Modular Technologies (WWH), Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 1, 2011 with respect to the above-referenced Amendment No. 1 to Schedule 13E-3 filed on June 27, 2011 (the “Schedule 13E-3”) and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on June 27, 2011 (the “Proxy Statement”).
     For your convenience, enclosed are copies of Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each of which has been marked to show changes against the previous filing that are being filed with the Commission today. Capitalized terms not otherwise defined herein shall have the meaning assigned to such terms in the Proxy Statement.
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

July 5, 2011
Schedule 13E-3
     1. We note your response to prior comment 2. Please revise the last paragraph of the introduction to remove the disclaimer regarding the information supplied by the company. Each filing person is responsible for the information in the filing.
Response: Pursuant to the Staff’s comment, the disclosure disclaiming responsibility for the information supplied by the Company has been removed from the Amended Schedule 13E-3.
Schedule 14A
     2. In addition to marking the proxy card, please also mark the proxy statement as a “Preliminary Copy.” Refer to our prior comment 3.
Response: Pursuant to the Staff’s comment, the Revised Proxy Statement has been clearly marked as a “Preliminary Copy.”
Reasons for the Merger, page 37
     3. We note your response to prior comment 13, and reissue the comment with respect to clarifying why, for each filing person, the company proposes to go private now as opposed to any other time, particularly in light of your projected financial information. Please revise.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify why, for each filing person, the Company proposes to go private now.
Selected Precedent Transaction Analysis, page 50
     4. We note your response to prior comment 15. Please also disclose whether any transactions that met the criteria for selection in the precedent transaction analysis were excluded, and if so, explain why.
Response: Except as already disclosed in the Proxy Statement, Barclays has advised the Company that there are no other transactions that met the criteria for selection in the precedent transaction analysis that were excluded.

July 5, 2011
Position of the SLP Filing Persons, page 54
     5. We note your responses to prior comments 20 and 21. However, the analysis attributed to the SLP Filing Persons and the SLS Filing Persons and adopted by Mr. Shah does not appear to address the factor described in Regulation M-A Item 1014(d). If the factor in Item 1014(d) was not considered, please revise to state so directly and explain why the SLP and SLS Filing Persons and Mr. Shah believe the merger is procedurally fair in the absence of such safeguard.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify that the SLP Filing Persons, the SLS Filing Persons and Mr. Shah considered the factor described in Regulation M-A Item 1014(d) in their determination of the procedural fairness of the merger.
Litigation Related to the Merger, page 83
     6. We note your response to prior comment 26. Provide us with copies of the materials related to the lawsuit discussed in the last paragraph on page 83. Please also update your disclosure in this section. We note the references to seeking hearings on June 10, 2011.
Response: Pursuant to the Staff’s comment, we have updated and revised the disclosure in the Revised Proxy Statement regarding lawsuits related to the merger. In addition, we will supplementally provide the Staff with a copy of the Consolidated Complaint filed by the Plaintiffs on July 1, 2011.
The Company respectfully advises the Staff that the Walpole Action referred to in the last paragraph on page 83 of the Proxy Statement was consolidated with the Peters, Marder and Wilkes actions on June 10, 2011 and that the Company has previously provided the Staff with the complaint filed by the Walpole plaintiffs. The Company also respectfully submits that the last three paragraphs on page 84 of the Proxy Statement were included in the incorrect order and all information contained in such three paragraphs was updated by the paragraph on page 84 of the Proxy Statement beginning with “On June 10, 2011...” In addition, such paragraph has been revised to reflect events subsequent to the prior filing.
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     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (510) 624-8159.

July 5, 2011

Sincerely,

SMART Modular Technologies (WWH), Inc.

By: Name:	/s/ Bruce M. Goldberg Bruce M. Goldberg
Title:	Vice President, Chief Legal and Chief
Compliance Officer and Corporate Secretary

cc:	Alan Denenberg, Esq.
Davis, Polk and Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

Diane Holt Frankle, Esq.
Kaye Scholer LLP
Two Palo Alto Square
Suite 400
3000 El Camino Real
Palo Alto, California 94306-2112

Peter S. Malloy, Esq.
Simpson Thacher and Bartlett LLP
2550 Hanover Street
Palo Alto, CA 94304